Exhibit 28

IN THE MATTER OF AN ARBITRATION BETWEEN

)
COMMONWEALTH REIT, et al.,	)
)
Claimants and Counterclaim	)
Respondents, and	)
)
REIT MANAGEMENT & RESEARCH LLC,	)
	)	AAA No. 11-512-Y-276-13
Claimant,	)
v.	)
)
CORVEX MANAGEMENT LP, et al.,	)
)
Respondents and Counterclaimants.	)

INTERIM ARBITRATION AWARD

THE UNDERSIGNED ARBITRATORS, Henry J. Silberberg, William B. Chandler III and Adrian M. Overstreet, having been designated in accordance with Article XVI of the Bylaws of Claimant and Counterclaim Respondent CommonWealth REIT (“CWH”), and having been duly sworn, and having duly heard the proofs and allegations of the parties, hereby issue this INTERIM ARBITRATION AWARD (“Interim Award”). This Interim Award is being rendered (i) following an evidentiary hearing which occurred on October 7 through 11 and October 14 through 17, 2013, and (ii) after consideration of all of the pleadings, the oral and documentary evidence presented by the parties, the oral presentations of counsel, and the prehearing and post-hearing briefs of the parties.

CWH was represented at the evidentiary hearing by the law firms of Nixon Peabody LLP and Gallagher Evelius & Jones LLP.

Claimants and Counterclaim Respondents Barry M. Portnoy, Adam D. Portnoy, Joseph L. Morea, William A. Lamkin and Frederick N. Zeytoonjian (the “Trustees” or the “Individual Claimants,” and together with CWH, “Claimants”) were represented at the evidentiary hearing by the law firm of Skadden Arps Slate Meagher & Flom LLP.

Respondents and Counterclaimants Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related,” and together with Corvex, “Respondents”) were represented at the evidentiary hearing by the law firm of Gibson, Dunn & Crutcher LLP.

I. BACKGROUND

At the heart of this dispute is the validity of a consent solicitation initiated by Respondents to remove the Trustees of CWH by a vote of two-thirds of CWH’s outstanding shares. Although both sides presented copious amounts of expert testimony during the hearing, there is no evidence of a comparable consent solicitation because the circumstances here are so unusual.

CWH is a Maryland Real Estate Investment Trust (REIT) organized under Maryland law. Under Maryland law, Maryland REITs are governed by a Declaration of Trust (which, with limited exceptions not applicable here, cannot be amended without a vote of the Board of Trustees and shareholders) and Bylaws which must be “not inconsistent with law or with [the] Declaration [of Trust].”1 CWH has a Board of five Trustees—currently the five Individual Claimants. CWH has no employees, and its operations are entirely run by an external manager, Reit Management and Research LLC (“RMR”). RMR is owned by CWH’s two Managing Trustees, Barry Portnoy and his son Adam Portnoy.

CWH has a staggered Board of Trustees divided into three classes,2 and its Declaration of Trust gives the holders of two-thirds of the common shares the right, by vote or consent, to remove Trustees at any time, with or without cause.3. In February 2009, CWH’s Trustees adopted bylaws that, among other things, when read together, set a requirement that shareholders must hold a minimum of $2,000 in market value (or 1% of CWH’s common shares) for at least one year before they could request a record date to take action by written consent (the “$2,000/1-Year Requirement”).4 In January 2012, CWH’s Trustees adopted bylaws in Section 2.14.1(b)(ii) requiring that, among other things, any shareholder wishing to nominate an individual to CWH’s Board of Trustees must hold at least 3% of CWH’s common shares continuously for at least three years (the “3+3 Requirement”). CWH’s Trustees then also adopted bylaws in Section 2.15(a) importing or incorporating by reference this 3+3 Requirement to the process for requesting

[1]	Decl. of Trust § 3.3; see also Section 8-301(11) of the Maryland Code. Only the Trustees may adopt, amend or repeal CWH’s Bylaws. CWH Decl. of Trust, § 3.3.
[2]	CWH Decl. of Trust, § 2.1 (classifying the Board).
[3]	CWH Decl. of Trust, § 2.3 (“A Trustee may be removed at any time with or without cause by a vote or consent of holders of Shares representing two-thirds of the total votes authorized to be cast by Shares then outstanding and entitled to vote thereon.”).
[4]	CWH 2009 Bylaws, §§ 2.14.1(a); 2.15 (a).

a record date in order to act by written consent. Next, in March 2013 the Trustees amended Section 3.14 (captioned “Removal of Trustees”) to provide, inter alia, that a CWH shareholder seeking to take action by written consent to remove one or more Trustees shall comply with all the requirements in Article II applicable to a shareholder seeking to nominate an individual for election to the Board of Trustees. Read collectively, these bylaws imposed the 3+3 Requirement upon any shareholders seeking to remove Trustees or seeking to nominate a person or persons to be a Trustee. Thus, in order to even request a record date for shareholders to take action by written consent, the Bylaws required a shareholder or group of shareholders to hold at least 3% of CWH’s common stock for a period of three years.

In addition to the holding requirement Bylaws, at various times, CWH’s Trustees adopted a series of bylaws containing information and documentation requirements for, amongst other things, obtaining a record date for a consent solicitation (the “Information Bylaws”), and certain timing requirements, including the time in which the Trustees must act in responding to a record date request and the time in which the Trustees must certify the results of a consent solicitation (the “Timing Bylaws”), as well as the time in which a shareholder must complete a consent solicitation (the “Consent Solicitation Window”). Respondents contest the validity of these Bylaws (collectively the “Challenged Bylaws”) in whole or in part.

Corvex and Related became shareholders of CWH beginning on January 16, 2013, and acquired approximately 9.8% of the outstanding common shares by late February of 2013. In February 2013, CWH initiated a secondary stock offering. On February 26, 2013, Corvex and Related filed a statement with the SEC publicly disclosing that they had written the Board of Trustees of CWH offering to purchase the outstanding shares of CWH at a premium if CWH ceased the secondary offering. In the alternative, Corvex and Related announced that they were prepared to seek the removal of the entire Board of Trustees of CWH through an action by written consent.

The Board of Trustees of CWH refused to stop the secondary offering and Corvex and Related filed suit in both the City Court of Baltimore and the United States District Court for the District of Massachusetts attempting to stop the secondary offering, seeking derivative relief for the alleged mismanagement of CWH and seeking to have certain bylaws which they viewed as impeding their right to act by written consent to remove the Trustees of CWH declared invalid.

While the lawsuits were pending CWH completed the secondary offering referenced above.

The City Court of Baltimore ordered that the CWH Bylaws required the parties to arbitrate their dispute. Respondents later joined the three arbitration proceedings which CWH, the Trustees and RMR, respectively, had already begun.5 On May 23, 2013, the parties stipulated to the consolidation of these three arbitrations in which this Panel had been appointed.

Respondents viewed the Challenged Bylaws as invalid and impossible to meet. In light of what they viewed as an impossible task, they set their own record date in accordance with the default record date under an earlier version of CWH’s Bylaws which had been repealed and commenced their consent solicitation to remove the Board. Respondents also opted not to conduct their consent solicitation in compliance with the current (albeit challenged) 30 day Consent Solicitation Window, choosing instead a 60 day period (which had been in effect under CWH’s Bylaws until November 6, 2008 when it was replaced by a 10 day period which was in effect until the Board on March 1, 2013 adopted the current 30 day window provision).

On June 21, 2013, Corvex and Related announced that over 70% of the shareholders of CWH had supported their request to remove the entire Board of Trustees.

Claimants argue that all of the Challenged Bylaws should be upheld and that Respondents’ failure to meet the requirements of such Bylaws renders Respondents’ consent solicitation invalid. Respondents argue that the Challenged Bylaws conflict with the Declaration of Trust which grants shareholders the right to act by written consent to remove Trustees at any time with or without cause. Respondents ask this Panel to strike down each of the Challenged Bylaws as invalid and to uphold the results of their consent solicitation and order CWH to call a special meeting at which the shareholders can elect a new Board of Trustees.6

Respondents moved for partial summary judgment on the validity of the challenged Bylaws as a matter of law. The parties briefed the issues and a hearing was held in New York, New York on July 26, 2013. On August 7,

[5]	In addition to suing CWH and its Trustees, Corvex and Related also sued RMR in the Maryland action. RMR, however, was not named as a Respondent on Respondents’ Counterclaims alleged in this arbitration. Nonetheless, RMR continued to prosecute the claims it had alleged against Respondents until the evidentiary hearing was about to begin, at which time RMR stipulated with Respondents to a dismissal of its claims pursuant to terms approved by the Panel. In addition, after joining this arbitration, Respondents voluntarily dismissed both the Massachusetts federal court action and the Maryland state court action which they had commenced.
[6]	Respondents also had alleged a derivative claim on behalf of CWH against the Trustees which they later requested be dismissed. The Panel by Order dated September 19, 2013 granted such dismissal without prejudice to derivative claims asserted by other CWH shareholders.

2013, this Panel issued an Interim Order (1) invalidating the 3+3 Bylaw to the extent that it set a minimum requirement for a shareholder requesting a record date for a consent solicitation to hold 3% of the company stock for a three year period and (2) reinstating the $2,000/1-Year Requirement to obtain a record date for a consent solicitation, pending further order of the Panel or valid action by CWH. The Panel deferred ruling on other issues until after the full evidentiary hearing.

There is no question that CWH’s Bylaws, in the aggregate, erect a complex wall of procedural hurdles to any consent solicitation. Respondents were frustrated by the Bylaw barriers and in their frustration resorted to unilateral actions that they saw as necessary to scale the procedural hurdles created by the Bylaws, rather than waiting for either a court or this Panel to rule on the validity of the Challenged Bylaws. That being said, while the Panel believes that CWH’s current Bylaws require material modification, the Panel is unable, based on what occurred, to validate the consent solicitation process as it took place. Although the Panel finds that Respondents’ consent solicitation did not validly remove the current CWH Trustees, the Panel finds that Respondents are entitled to an opportunity to conduct a valid consent solicitation in which the right granted to them under the Declaration of Trust to remove Trustees by a supermajority vote is realistically attainable. To that end, under the unique present circumstances, and in the interest of achieving a just and equitable result, the Panel herein establishes ground rules for a new consent solicitation (the “New Solicitation”) in the event Respondents elect to pursue it, as well as a procedure for prompt resolution of any issues or disputes that may arise regarding compliance or implementation of such ground rules. (See Sections VIII and IX, infra.)

Upon consideration of the evidentiary record, including the testimony of some 23 witnesses, thousands of pages of exhibits, and all of the written and oral argument presented by the parties, including the specific relief requests presented on the last day of the hearing, the Panel hereby finds, concludes and orders the following:

II. MUTA

A.	The Effect of the Maryland Unsolicited Takeovers Act of 1999 (“MUTA”) on the Removal of CWH’s Trustees

The Panel determines that CWH’s election on April 12, 2013 to opt into Section 3-803 of MUTA does not alter the ability of shareholders of CWH to remove Trustees without cause. Section 3-803 provides that, “notwithstanding any provision in the charter or the bylaws,” a Maryland corporation can adopt a staggered board. In other words, MUTA allows the directors or Trustees of Maryland corporations (or REITs) to unilaterally adopt staggered boards even without shareholder authorization or if contrary to the charter or bylaws. Thus, Section 3-803 trumps whatever the charter or bylaws may say about creating a staggered board (i.e., a company could create a staggered board even if its charter says that it shall have annual elections and does not provide for a staggered board). Importantly, however, Section 3-803 says absolutely nothing about removal of directors or Trustees.

Section 3-804(a) of MUTA addresses removal. Indeed, it is the sole provision of MUTA addressing removal. Section 3-804(a) allows a board to unilaterally increase the voting threshold to remove Trustees to two-thirds, notwithstanding any lesser voting threshold required by the charter or bylaws. CWH did not opt into Section 3-804(a) (presumably because it already had a two-thirds voting threshold), but it would not make a difference if they did because that section is subject to Section 8-205(b)(3) of the Maryland Code, which in turn is trumped by CWH’s Declaration of Trust.

Section 8-205(b)(3), which does not require opting into, provides for removal of Trustees only for cause on a staggered board, “unless the declaration of trust of the [REIT] provides otherwise.” CWH’s Declaration of Trust does provide otherwise—it explicitly provides for removal without cause. According to CWH’s Declaration of Trust, the Trustees can be removed at any time with or without cause by two-thirds of the shareholders. The Panel concludes that CWH’s election to opt into Section 3-803 of MUTA does not alter the CWH shareholders’ explicit ability under the Declaration of Trust to remove Trustees without cause.

III. RESPONDENTS’ CONSENT SOLICITATION

For the reasons set forth in this Interim Award, the Panel finds that Respondents’ consent solicitation was not properly conducted and cannot be validated.

IV. THE DISPUTED BYLAWS

The Panel makes the following determinations with respect to each of the challenged Bylaws:

A.	The “3+3 Requirement” and the Prior “$2,000/1-Year Requirement” to Obtain A Record Date

To the extent it was not clear in our August 7, 2013 ruling on the 3+3 Requirement incorporated by reference in Section 2.15(a) of the Bylaws, the

Panel hereby confirms its determination that any Bylaw provision which imposes the 3+3 Requirement in order to obtain a record date for a consent solicitation to remove the Trustees is inconsistent with the Declaration of Trust’s provision giving shareholders the right to act by written consent to remove Trustees without cause at any time and is therefore invalid. As stated in the Panel’s August 7, 2013 Order, the effect of striking such 3+3 Bylaw provision as invalid was “to reinstate the prior version of that bylaw” which “provided for a $2,000 stock ownership threshold and a 1-year holding period for a consent solicitation.”

Given the evidence presented in the evidentiary hearing regarding the number of shareholders who could meet the $2,000/1-Year Requirement, the Panel has determined that the $2,000/1-Year Requirement is valid and should be applied in this case.7 Although Respondents presented evidence that the $2,000/1-Year Requirement is exceedingly rare among REITs, the test here, is not how rare the Bylaws are or whether they are “contrary to reasonable expectations [of shareholders] as a matter of corporate governance,”8 or even, frankly, whether the Bylaws are good corporate governance or are desirable as a policy matter. The question is whether they are inconsistent with the Declaration of Trust giving shareholders the right to act by written consent.

Claimants presented evidence that more than half of CWH’s shareholders at all relevant times met this holding requirement and that this was a reasonable and not particularly difficult requirement to meet.

The Panel finds that for the purposes of satisfying the $2000/l-Year Requirement for the New Solicitation as set out in Section VIII below, the Respondents, by acting together with David R. Johnson, and Cede & Co., as nominee of the Depository Trust Company, satisfy the holding requirement set forth in the $2,000/1-Year Requirement. At the time of the April 12, 2013 record date request, it is uncontested that Corvex and Related did not own the requisite shares continuously for one year prior to making their request (they acquired shares in January 2013). David R. Johnson (“Johnson”), however, did either individually or through his IRA own over $2,000 worth of shares for over a year, and Cede & Co. is the holder of record for the vast majority of shares of CWH. Regardless of whether Johnson was a record holder at the time of his record date request and whether he submitted share certificates to evidence that he was the beneficial owner of $2,000 worth of

[7]	Arbitrator Chandler does not agree that the $2,000/1-Year Requirement is valid, but agrees that there is no prejudice in applying it to the parties in this proceeding because it is satisfied for the reasons stated herein, and therefore the question of its ultimate validity need not be formally decided for purposes of this proceeding.
[8]	Ex. CX-2370 at ¶ 48 (Expert Report of Professor Guhan Subramanian (Sept 11, 2013)).

CWH’s shares continuously for one year prior to the date of the April 12 request, he is, in fact, the beneficial owner of more than $2,000 worth of CWH shares and has held those shares for more than one year, and by the time of the hearing he had share certificates to prove such ownership and was the record holder of such shares. Although his April 12, 2013 request may not have met all technical requirements (and thus is invalid), going forward with a New Solicitation as outlined in Section VIII of this Interim Award, Johnson is deemed to satisfy the ownership requirements as required by Section 2.15 (a) of the Bylaws.9

January 16, 2014 is the one-year anniversary of Respondents acquisition of their first $2000 of CWH stock; and thus, Respondents in any event will themselves satisfy the holding requirement by that date.

B.	The Information Bylaws

Without addressing the validity or invalidity of any particular requirement except for the share certificate requirement discussed below, the Panel finds that, after reviewing the information provided by Respondents with their record date request, as well as the voluminous, in effect supplemental documents produced in this arbitration, Respondents have substantially met the requirements of the Information Bylaws for the purposes of a New Solicitation as defined in Section VIII below. Indeed, as Barry Portnoy testified, “all that’s missing” at this point if there was a new solicitation, in his view, is a clear articulation by Respondents of their purpose: “If they would let me know their purpose and clearly articulate their purpose… I suppose we’d give them a Record Date.”10 The Panel believes that the Respondents’ purpose is now self-evident: to conduct a consent solicitation to remove the Board of Trustees of CWH.

Since the subject was repeatedly raised at the hearing, we address with specificity the share certificate requirement set forth in Section 2.15(a) of the Bylaws, requiring a shareholder to hold certificates for all shares of beneficial interest and to present a copy of such certificates to CWH in order to request a record date to take action by written consent. We conclude that this requirement is invalid. While a requirement to present share certificates to show that a shareholder has met the minimum holding requirements ($2,000

[9]	Counsel for the Trustees conceded as much at the hearing. (“They have established that they have the ability to get share certificates. They have established that they have the ability, through Mr. Johnson, to meet the $2,000-and-one-year ownership requirement.”) Tr. 2584:6-9.
[10]	Tr. 193.

for 1 year) may be valid—albeit certainly unnecessary to prove such ownership—a requirement that a shareholder must present certificates for all shares owned is inconsistent with the Declaration of Trust and goes far beyond what would be considered a reasonable or appropriate requirement.

Accordingly, Respondents are deemed by the Panel to have met any and all information requirements in order to request a record date and conduct a New Solicitation pursuant to this Interim Award.

C.	The Timing Bylaws

The Panel hereby finds that the “Timing Bylaws” provided for in Sections 2.15(a) and 2.15(c) of the current Bylaws, which include the 30 day time period for the Trustees to respond to a record date request, the 60 day time period for the Trustees to set a record date, the 60 day default record date if the Trustees fail to act, and the 90 day time period for the Trustees and their inspectors to review and certify the results of a consent solicitation, operating together, are inconsistent with the Declaration of Trust’s provision giving shareholders the right to act by written consent to remove Trustees without cause at any time. Such Bylaws are therefore declared invalid.

D.	The Consent Window Bylaw

According to the evidence, a 30-day consent window is extremely rare—to wit, there are no examples of a 30-day window where a two-thirds vote is required for action. The expert witnesses from both sides confirmed that no comparable consent solicitation had been completed in at least the last eight years with a 30-day window. Since 2005, there have been a total of only 30 definitive consent solicitations. Of those, only 10 were completed, and only five were completed in 30 days (the amount of time to complete a consent solicitation that Claimants are asking this Panel to uphold here). Of those five completed in 30 days, none actually had a 30-day window in which to complete the solicitation; they all had a 60-day consent window but happened to complete the solicitation earlier within 30 days. Perhaps more importantly, none of those five had a supermajority vote requirement (which is the requirement here); they all required only a simple majority vote. Claimants point to these five solicitations as evidence that a consent solicitation can be run within a 30-day window and thus Respondents could have run their consent solicitation in 30 days and the Consent Window Bylaw should be upheld as valid. Five consent solicitations in eight years, however, each with only a majority vote requirement and actually allowing for a longer consent window, is hardly evidence of anything. In short, there is no relevant situation on point, and it is an extremely rare and unusual circumstance that we find ourselves in.

Nonetheless, it is not clear from the evidence whether Respondents could not have completed their consent solicitation within the 30 day time frame—especially such a highly publicized one that had garnered so much shareholder support. For example, the evidence showed that “in less than two weeks 40% of shares [had] already voted in favor of the removal of Commonwealth’s trustees.”11 The evidence further showed that there is significant institutional ownership of CWH’s shares; that institutional shareholders are more inclined to vote and often have a responsibility to vote; that in 2012 institutional shareholders comprised approximately 74% of CWH’s shareholders and that by the time of Respondents’ prior, invalidated consent solicitation, that percentage had increased to about 87%; and that as of the April 22 record date employed by Respondents, 47%, or nearly half, were held by the largest 10 shareholders, and 72% were held by the largest 40 shareholders. (E.g., Tr. 1587-1590.) The Panel thus has determined that, given the specific evidence presented during the evidentiary hearing, 30 days is the minimally adequate amount of time to conduct a consent solicitation to remove the CWH Trustees, and the 30 day consent window, in the specific circumstances of this case, has not sufficiently been shown to be invalid, and therefore remains valid.12

[11]	Ex. CX-2348 at 9.
[12]	Arbitrator Chandler does not agree that 30 days is a sufficient period of time to complete a consent solicitation in which a supermajority (2/3) vote of shareholders is required to take action by written consent. The following is Arbitrator Chandler’s reasoning: All of the evidence adduced at the evidentiary hearing supports a 60 day period of time as the standard for written consent procedures. CWH has over 118 million common shares outstanding, and over 50,000 shareholders. The corporation laws of Maryland and Delaware, to take just two examples, recognize 60 days as the default period of time required to effectively conduct a consent solicitation. See 8 Del. C. § 228 (c); Md. Corp. Ann., Corps & Ass’ns. § 2-505 (f). Moreover, no evidence was offered to show that a supermajority vote had ever been achieved in a 30 day period. In fact, every example of a consent solicitation conducted at a public company in the United States in the last ten years provided a 60 day period of time for the solicitation to occur. Because a 30 day window does not afford a CWH shareholder a realistically viable opportunity to secure written consents from a supermajority of CWH’s stockholders, it is inconsistent with the Declaration of Trust, which affords shareholders a right to remove Trustees by written consent. Accordingly, Arbitrator Chandler would hold a 30 day consent window to be invalid under the Declaration of Trust, and would instead allow the standard 60 day consent window, consistent with CWH’s earlier bylaw provision.

V. THE OWNERSHIP/HOLDING REQUIREMENT IN SECTION

2.14.1(b) OF THE BYLAWS FOR SHAREHOLDER NOMINATIONS AT

A SPECIAL MEETING

Since the New Solicitation ground rules established herein specifically include a provision requiring CWH officers to call a special meeting for the election of a new Board of Trustees if Respondents are successful in obtaining sufficient votes for the removal of the current Board, we hereby further find and conclude that the $2,000/1-Year Requirement, and not the 3+3 Requirement, should be the applicable ownership/holding requirement for the nomination by shareholders of persons as new Trustees in connection with such special meeting. This finding and conclusion with respect to the nomination process shall be applicable only to a special meeting of shareholders under the New Solicitation rules set forth herein. We make no finding or conclusion as to what, if any, ownership/holding requirement would be applicable to the nomination by shareholders of persons to serve as Trustees in any other circumstance.13

If all of the Trustees are removed pursuant to a successful shareholder consent solicitation, it follows that there then would be no functioning Nominating and Governance Committee of the Board of Trustees to nominate persons for election as Trustees. Thus, only shareholders, whether or not aligned with the then former Trustees, could nominate persons for election as new Trustees. While the Declaration of Trust provides for CWH officers to call a special meeting of shareholders for purposes of electing new Trustees (see Section 2.4), the Bylaws do not appear to adequately set forth a mechanism for the effective nomination of new Trustees. If the 3+3 Requirement in Section 2.14.1 is applied, based upon the indisputable evidence presented at the hearing, there would no more than one or two shareholders, acting alone, who could satisfy that Requirement. Such a result would not make any sense and could have various unintended and undesirable consequences. In the absence of better guidance from the Bylaws, on an interim basis for purposes only of any required special meeting of shareholders under the New Solicitation rules enunciated in this Interim Award, we conclude that some minimal ownership requirement for shareholders to be eligible to submit nominations of persons for election to the Board would be consistent with the Bylaws and that the $2,000/1 Year Requirement is reasonable and should apply under the circumstances.

[13]	Arbitrator Chandler believes the 3+3 Requirement, wherever it appears in CWH’s bylaws, is inconsistent with the Declaration of Trust and is, therefore, invalid and unenforceable. Accordingly, Arbitrator Chandler necessarily agrees with the Panel’s more limited determination that the 3+3 Requirement in Section 2.14.1 (the 3+3 nomination requirement) should not apply to any special meeting of shareholders convened under the New Solicitation process established in this Award.

VI. FEDERAL SECURITIES LAWS CLAIMS

The Panel concludes that the evidence does not support a finding of any actionable violations of Section 13(d) and Section 14(a) of the Exchange Act and Rules 13d-1 and 14a-9 thereunder by any of the parties to this proceeding, and therefore denies any relief sought under these statutes and rules.

VII. INDEMNIFICATION

CWH seeks indemnification for the legal fees and expenses it and the Trustees incurred in defending against Respondents’ Maryland lawsuit challenging the arbitration clause contained in the CWH Bylaws. CWH’s request for indemnification hereby is denied. The Panel finds that Section 7.12 of the Declaration of Trust and Section 15.2 of the Bylaws, which were adopted in 2007 and 2008 and purport to make shareholders personally liable for indemnification in certain circumstances, are invalid because they contravene Section 8.3 of the Declaration of Trust, which has been in place since CWH’s original Declaration of Trust in 1986 and provides that “provisions governing the personal liability of the Shareholders” and “the prohibition of assessments upon Shareholders may not be amended in any respect that could increase the personal liability of such Shareholders.”

Respondents seek indemnification based upon several specified acts of bad faith. Respondents’ request for attorneys’ fees also is denied.

VIII. THE OPPORTUNITY FOR A NEW CONSENT SOLICITATION

In furtherance of the above findings and conclusions, and in the interest of achieving a just and equitable result, the Panel has determined to allow Respondents an opportunity to conduct a new consent solicitation (the “New Solicitation”) in accordance with the procedures set forth below. The rules established for this New Solicitation should not be read as the Panel generally approving or disapproving of these rules except in this one specific circumstance.

The New Solicitation shall be conducted according to the following rules:

1.	Respondents shall notify in writing Commonwealth and its Trustees as well as this Panel, within ten days of the date of this Interim Award if they desire to pursue a New Solicitation in accordance with the New Solicitation procedures set forth herein.

2.	If Respondents provide the notice required by the preceding paragraph they shall have up to 90 days from the date of this Interim Award to request a record date from CWH for the New Solicitation.

3.	Upon the request for a record date by Respondents, Claimants shall have 10 business days to set a record date for the New Solicitation, which record date shall be not more than 10 business days from the date of the request. No information other than a simple letter requesting a record date is required. Failure by Claimants to set a record date shall result in the record date being set automatically on the tenth business day following the request from Respondents.

4.	Upon complying with the foregoing paragraphs, Respondents shall be deemed to have fully satisfied all of the information requirements and any other requirements contained in the Bylaws necessary to obtain a record date in order to conduct a New Solicitation. If Johnson remains a part of the New Solicitation, a record date may be requested before the one-year anniversary of Respondents’ first purchases of CWH shares. If Johnson is not a part of any New Solicitation, Respondents Corvex and Related must wait until the one-year anniversary of their first purchase of CWH shares to request a record date.

5.	Respondents shall submit to the applicable government agencies all information required in connection with the New Solicitation to the extent necessary and appropriate in order to comply with either state or federal securities or other laws.

6.	The New Solicitation must be concluded within 30 days of the record date (the “Consent Window”) at which time Respondents must present the signed consents to CWH.

7.	CWH shall have 5 business days from the receipt of the signed consents to inspect the consents and declare the results of the New Solicitation.

8.	If the New Solicitation is successful in removing the entire Board of Trustees, promptly after the results have been declared, the officers of CWH shall call a special meeting of shareholders for the purpose of electing new Trustees to the Board. The special meeting of shareholders shall be noticed to occur within 10 to 60 days of the date of notice.

9.	As discussed earlier in this Interim Award, the nomination procedure with respect to any such special meeting of shareholders for the purpose of electing new Trustees to the Board shall be subject to the $2,000/1-Year Requirement for nominations contained in the prior version of Section 2.14.1, and not the 3+3 Requirement in the current version of that Bylaw.

10.	The Board of Trustees of CWH may take steps to amend those Bylaws the Panel has declared invalid; however, no such amendment(s) shall affect the procedure for the New Solicitation as set out above.

11.	If Respondents provide the written notice set forth in paragraph 1 above, the parties shall provide the Panel short written updates on the status of the New Solicitation in approximately 30 day intervals.

IX. CONDUCT THAT IS CONTRARY TO OR INCONSISTENT

WITH THE INTERIM AWARD

No party may take any action that is intended or designed to impede or frustrate, or that has the effect of impeding or frustrating, the New Solicitation process established herein or that does not comply with or would interfere with the implementation of this Interim Award in any way. The Panel, upon proper notice and hearing, will consider granting relief against any party engaging in any such action. Nothing in this section should be construed as prohibiting any party from advancing or contesting a New Solicitation (should one occur) by any appropriate or legally permissible method.

X. CONCLUSION

This is not intended to be a final award. The Panel has concluded that in order to provide complete and meaningful relief in this case and for the sake of good order and a just and equitable result, it must remain available to resolve any issues or disputes which may arise regarding compliance with and implementation of the New Solicitation rules set forth in Section VIII above. Accordingly, we reopen the proceedings in this matter solely for such limited purposes.14

[14]	Following the submission by the parties of their post-hearing briefs, the AAA Case Manager had declared the hearings closed.

The Panel ultimately will issue a final award, which in part will attach and incorporate this Interim Award, when it becomes apparent that the New Solicitation process provided for above has concluded or if there is unequivocal evidence that Respondents are no longer proceeding with the New Solicitation.

Any relief requested at the evidentiary hearing or in any of the pleadings (including the requests for relief submitted by the parties at the conclusion of the hearing), which are not specifically addressed in this Interim Award, is hereby denied.

Dated: November 18, 2013

Henry J. Silberberg, Panel Chair

Dated: November 18, 2013

Adrian M. Overstreet, Arbitrator

Dated: November 18, 2013

William B. Chandler III, Arbitrator